United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Biodesix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075X108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075X108	Schedule 13G/A	Page 1 of 6

1	Names of Reporting Persons IND Funding LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power [0]
	6	Shared Voting Power 2,180,514
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,180,514

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,514
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.5%
12	Type of Reporting Person OO

CUSIP No. 09075X108	Schedule 13G/A	Page 2 of 6

1	Names of Reporting Persons Life Sciences Alternative Funding LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power [0]
	6	Shared Voting Power 2,180,514
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,180,514

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,514
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.5%
12	Type of Reporting Person OO

CUSIP No. 09075X108	Schedule 13G/A	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

Biodesix, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

919 West Dillon Rd, Louisville, Colorado 80027.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of IND Funding LLC and Life Sciences Alternative Funding LLC (each a “Reporting Person,” and together the “Reporting Persons”).

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o Perella Weinberg Partners Capital Management LP, 767 Fifth Avenue, New York, NY 10153.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

09075X108

ITEM 3.

Not applicable.

CUSIP No. 09075X108	Schedule 13G/A	Page 4 of 6

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of September 30, 2024 and the date hereof, based upon 145,467,295 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the quarterly report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 1, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
IND Funding LLC	2,180,514	1.5%	0	2,180,514	0	2,180,514
Life Sciences Alternative Funding LLC	2,180,514	1.5%	0	2,180,514	0	2,180,514

The shares reported herein consists of (a) 1,887,791 shares of Common Stock held by IND Funding LLC and (b) 292,723 shares of Common Stock held by Life Sciences Alternative Funding LLC.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 09075X108	Schedule 13G/A	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024
IND Funding LLC

	By:	/s/ Nick Vagra
	Name:	Nick Vagra
	Title:	Authorized Person

Life Sciences Alternative Funding LLC

	By:	/s/ Nick Vagra
	Name:	Nick Vagra
	Title:	Authorized Person

CUSIP No. 09075X108	Schedule 13G/A	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).